UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 10, 2022

SVF INVESTMENT CORP. 3

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40175	98-1572401
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1 Circle Star Way San Carlos California, United States	94070
(Address of principal executive offices)	(Zip Code)

(650)-562-8100

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, $0.0001 par value	SVFC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure

As previously announced, on December 12, 2021, SVF Investment Corp. 3, a Cayman Islands exempted company incorporated with limited liability (“SVF”), entered into an Agreement and Plan of Merger with Warehouse Technologies LLC, a New Hampshire limited liability company (“Symbotic”), Symbotic Holdings LLC, a Delaware limited liability company and a wholly owned subsidiary of Symbotic, and Saturn Acquisition (DE) Corp., a Delaware corporation and a wholly owned subsidiary of SVF, a copy of which was filed with the Current Report on Form 8-K filed by SVF on December 13, 2021.

On May 10, 2022, Symbotic issued a press release and an investor presentation containing information for the quarter ended March 26, 2022. Copies of the press release and investor presentation are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference. Each such exhibit and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act.

DISCLAIMER

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, SVF’s and Symbotic’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in SVF’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 23, 2022 and the Registration Statement. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and SVF and Symbotic believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither SVF nor Symbotic is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which SVF has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in SVF’s Annual Report on Form 10-K filed with the SEC on March 23, 2022 and the Registration Statement, and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to a business combination between SVF and Symbotic (the “Business Combination”) pursuant to that certain Agreement and Plan of Merger, dated December 12, 2021 (the “Merger Agreement”), by and among SVF, Symbotic, Symbotic Holdings LLC and Saturn Acquisition (DE) Corp., including approval by shareholders of SVF and unitholders of Symbotic on the expected terms and schedule; delay in closing the Business Combination; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transaction; business disruption following the transaction; risks related to the impact of the COVID-19 pandemic on the financial condition and results of operations of SVF and Symbotic; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or the termination of any of certain subscription agreements entered into by SVF with certain parties in connection with the Merger Agreement; the amount of redemption requests made by SVF’s shareholders; the effect of the announcement or pendency of the transaction on Symbotic’s business relationships, performance, and business generally; the ability to meet NASDAQ listing standards following the consummation of the Business Combination; the amount of the costs, fees, expenses and other charges related to the transaction; the ability of SVF to issue equity securities in connection with the transaction; and other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond SVF’s and Symbotic’s control. While all projections are necessarily speculative, SVF and Symbotic believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that SVF and Symbotic, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in SVF and is not intended to form the basis of an investment decision in SVF. All subsequent written and oral forward-looking statements concerning SVF and Symbotic, the proposed transaction or other matters and attributable to SVF and Symbotic or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed Business Combination involving SVF and Symbotic.

In connection with the proposed Business Combination, the Registration Statement has been declared effective by the SEC, and SVF filed the Final Proxy Statement/Prospectus on May 9, 2022. The Final Proxy Statement/Prospectus will also be sent to the shareholders of SVF and unitholders of Symbotic, as of the respective record dates for voting, seeking required shareholder or unitholder approval. Before making any voting or investment decision, investors and security holders of SVF and Symbotic are urged to carefully read the entire Registration Statement and Final Proxy Statement/Prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by SVF with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by SVF may be obtained free of charge from SVF at https://www.svfinvestmentcorp.com/svfc/. Alternatively, these documents can be obtained free of charge from SVF upon written request to SVF INVESTMENT CORP. 3, 1 Circle Star Way, San Carlos, California 94070, United States Attn: Secretary, or by calling 650-562-8100.

PARTICIPANTS IN THE SOLICITATION

SVF, Symbotic and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of SVF, in favor of the approval of the Business Combination. Additional information regarding the interests of those participants, the directors and executive officers of Symbotic and other persons who may be deemed participants in the transaction may be obtained by reading the Registration Statement and the Final Proxy Statement/Prospectus and any other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

99.1	Press Release, dated May 10, 2022

99.2	Investor Presentation, dated May 10, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 10, 2022

SVF Investment Corp. 3

By:	/s/ Ioannis Pipilis
Name:	Ioannis Pipilis
Title:	Chairman and Chief Executive Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE

Symbotic Reports Fiscal Year 2022 Second Quarter Results

Second Quarter Revenue Growth of 315% Year-over-Year

Record Level of Quarterly Gross Profit Achieved During the Quarter

Wilmington, Massachusetts (May 10, 2022) – Symbotic LLC, a revolutionary A.I.-enabled technology platform for the supply chain, today announced financial results for its parent entity, Warehouse Technologies LLC, and subsidiaries (collectively referred to as “Symbotic”) for the second quarter of fiscal 2022, ended March 26, 2022. Symbotic posted revenue of $96.3 million, adjusted EBITDA of $(26.2) million and a quarterly net income of $(29.9) million for the second quarter of fiscal 2022. In the same period of fiscal 2021, Symbotic had revenue of $23.2 million, adjusted EBITDA of $(26.0) million and a quarterly net income of $(26.9) million.

“I am very pleased with the progress made by our teams delivering solutions with multiple customers at multiple sites simultaneously,” said Rick Cohen, Chairman and President of Symbotic. “We are excited to have Michael Loparco join us as our new CEO. Michael adds extensive experience in ramping large scale operations for rapid deployment of complex solutions.”

“We achieved 315% year-over-year and 25% sequential revenue growth with a record level of gross profit in the second quarter of 2022. This was driven by increased system installation progress,” said Tom Ernst, CFO of Symbotic. “Our investment for growth continues, with a focus on enabling rapid expansion in operations and innovating for the future. Additionally, operating expenses were higher during the quarter due to non-recurring expenses as we prepare for operations as a public company.”

Historical quarterly financial information is posted on the Investor Relations page of the company’s website at https://www.symbotic.com/investor-relations. The presentation has also been filed by SVF Investment Corp. 3 (“SVF”) with the SEC and can be accessed at www.sec.gov.

Symbotic has previously announced its entry into a business combination agreement with SVF Investment Corp. 3 (NASDAQ: SVFC), a special purpose acquisition company (SPAC), that is expected to make Symbotic a public company listed on Nasdaq. In connection with the proposed business combination, SVF filed a registration statement on Form S-4 with the SEC (File No. 333-262529) (as amended, the “Registration Statement”), which was declared effective by the SEC on May 9, 2022, and also filed a final proxy statement and prospectus of SVF on May 9, 2022 (the “Final Proxy Statement/Prospectus”).

####

USE OF NON-GAAP FINANCIAL INFORMATION

This press release contains non-GAAP financial measures, including adjusted EBITDA. Symbotic defines adjusted EBITDA, a non-GAAP financial measure, as GAAP net loss excluding the following items: interest income; income taxes; depreciation and amortization of tangible and intangible assets; unit-based compensation; business combination transaction expenses; and other non-recurring items that may arise from time to time. In addition to Symbotic’s financial results determined in accordance with U.S. generally accepted accounting principles (“GAAP”), Symbotic believes that adjusted EBITDA, a non-GAAP financial measure, is useful in evaluating the performance of its business because it highlights trends in its core business. This non-GAAP measure has limitations as an analytical tool. Symbotic does not, nor does it suggest that investors should, consider any non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Investors should also note that the non-GAAP financial measures Symbotic uses may not be the same non-GAAP financial measures, and may not be calculated in the same manner, as that of other companies. Symbotic recommends that investors review the reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure provided in the financial statement tables included below in this press release, and not rely on any single financial measure to evaluate our business.

ABOUT SYMBOTIC

Symbotic is a robotics and automation-based product movement technology platform focused on transforming the consumer goods supply chain. Symbotic has spent more than a decade perfecting its warehouse automation platform to disrupt the supply chain of goods between manufacturers and consumers. Symbotic’s unique platform, with more than 250 issued patents, is an end-to-end system that reimagines every aspect of the warehouse and is fueled by a unique combination of proprietary software and a fleet of fully autonomous robots. The system enhances storage density, increases available SKUs, reduces product damage and improves throughput and speed to customers. Symbotic is rapidly growing with a pipeline to build its transformative systems for Fortune 100 retailers and wholesalers in new and existing warehouses throughout the United States and Canada. For more information about Symbotic, visit https://www.symbotic.com.

ABOUT SVF INVESTMENT CORP. 3

SVF Investment Corp. 3 is a blank check company formed by an affiliate of SoftBank Investment Advisers (“SBIA”). Through the SoftBank Vision Funds, SoftBank LatAm Funds and the SB Opportunity Fund, SBIA is investing more than $175 billion in many of the world’s leading technology companies, including those they helped take public such as 10X Genomics, Aurora, Auto1, Autostore, Berkshire Gray, Beike, Compass, Coupang, DiDi, Dingdong Maicai, DoorDash, Exscientia, Full Truck Alliance, Grab, Guardant Health, IonQ, JD Logistics, OneConnect, Opendoor, Paytm, PingAn Good Doctor, Policybazaar, Qualtrics, Relay Therapeutics, Roivant, Seer, Slack, Uber, View, Vir, WeWork, Zhangmen, ZhongAn Insurance and Zymergen. SBIA’s global reach, unparalleled ecosystem, and patient capital help founders build transformative businesses.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, SVF’s and Symbotic’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in SVF’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 23, 2022, the Registration Statement, and the Final Proxy Statement/Prospectus. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and SVF and Symbotic believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither SVF nor Symbotic is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which SVF has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in SVF’s Annual Report on Form 10-K filed with the SEC on March 23, 2022, in the Registration Statement, in the Final Proxy Statement/Prospectus and those identified elsewhere in this press release, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to a business combination between SVF and Symbotic (the “Business Combination”) pursuant to that certain Agreement and Plan of Merger, dated December 12, 2021 (the “Merger Agreement”), by and among SVF, Warehouse Technologies LLC, Symbotic Holdings LLC and Saturn Acquisition (DE) Corp., including approval by shareholders of SVF and unitholders of Symbotic on the expected terms and schedule; delay in closing the Business Combination; failure to realize the benefits expected from the proposed transaction; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transaction; business disruption following the transaction; risks related to the impact of the COVID-19 pandemic on the financial condition and results of operations of SVF and Symbotic; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or the termination of any of certain subscription agreements entered into by SVF with certain parties in connection with the Merger Agreement; the amount of redemption requests made by SVF’s shareholders; the effect of the announcement or pendency of the transaction on Symbotic’s business relationships, performance, and business generally; the ability to meet NASDAQ listing standards following the consummation of the Business Combination; the amount of the costs, fees, expenses and other charges related to the transaction; the ability of SVF to issue equity securities in connection with the transaction; and other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms.

Any financial projections in this press release are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond SVF’s and Symbotic’s control. While all projections are necessarily speculative, SVF and Symbotic believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that SVF and Symbotic, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in SVF and is not intended to form the basis of an investment decision in SVF. All subsequent written and oral forward-looking statements concerning SVF and Symbotic, the proposed transaction or other matters and attributable to SVF and Symbotic or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed Business Combination involving SVF and Symbotic.

In connection with the proposed Business Combination, the Registration Statement has been declared effective by the SEC and SVF filed the Final Proxy Statement/Prospectus on May 9, 2022. The Final Proxy Statement/Prospectus will also be sent to the shareholders of SVF and unitholders of Symbotic, as of the respective record dates for voting, seeking any required shareholder or unitholder approval. Before making any voting or investment decision, investors and security holders of SVF and Symbotic are urged to carefully read the entire Registration Statement and Final Proxy Statement/Prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by SVF with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by SVF may be obtained free of charge from SVF at https://www.svfinvestmentcorp.com/svfc/. Alternatively, these documents can be obtained free of charge from SVF upon written request to SVF INVESTMENT CORP. 3, 1 Circle Star Way, San Carlos, California 94070, United States Attn: Secretary, or by calling 650-562-8100.

PARTICIPANTS IN THE SOLICITATION

SVF, Symbotic and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of SVF, in favor of the approval of the Business Combination. Additional information regarding the interests of those participants, the directors and executive officers of Symbotic and other persons who may be deemed participants in the transaction may be obtained by reading the Registration Statement and the Final Proxy Statement/Prospectus and any other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

SYMBOTIC INVESTOR RELATIONS CONTACT

Jeff Evanson

Vice President, Investor Relations & Corporate Development

Symbotic

ir@symbotic.com

SVF INVESTMENT CORP. 3 CONTACT

svfinvestmentcorp@softbank.com

WAREHOUSE TECHNOLOGIES LLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except unit and per unit information)

	For the Three Months Ended		For the Six Months Ended
	March 26, 2022	March 27, 2021	March 26, 2022	March 27, 2021
Revenue:
Systems	$89,572	$16,760	$160,794	$16,760
Software subscriptions	965	920	1,940	1,544
Operation services	5,747	5,497	10,614	10,415

Total revenue	96,284	23,177	173,348	28,719
Cost of revenue:
Systems	71,975	13,060	128,460	13,096
Software subscriptions	1,145	765	1,955	1,556
Operation services	6,258	5,856	11,559	11,135

Total cost of revenue	79,378	19,681	141,974	25,787

Gross profit	16,906	3,496	31,374	2,932

Gross margin percentage	17.6%	15.1%	18.1%	10.2%
Operating expenses:
Research and development expenses	23,355	17,090	45,539	31,543
Selling, general, and administrative expenses	23,512	13,331	38,871	24,500

Total operating expenses	46,867	30,421	84,410	56,043

Operating loss	(29,961)	(26,925)	(53,036)	(53,111)

Other income, net	58	70	80	53

Loss before income tax	(29,903)	(26,855)	(52,956)	(53,058)
Income tax benefit (expense)	—	—	—	—

Net loss	(29,903)	(26,855)	(52,956)	(53,058)
Returns on redeemable Preferred Units	(8,641)	(8,230)	(17,282)	(16,459)

Units	$(38,544)	$(35,085)	$(70,238)	$(69,517)

Loss per unit attributable to Class A Units and Class C Units, basic and diluted	$(5.61)	$(5.46)	$(10.51)	$(10.82)

Weighted average units used in computing loss per unit attributable to Class A Units and Class C Units, basic and diluted	6,872,944	6,426,203	6,682,894	6,426,203

WAREHOUSE TECHNOLOGIES LLC AND SUBSIDIARIES

Reconciliation of Non-GAAP Financial Measures

(in thousands)

	Three Months Ended		Six Months Ended
	March 26, 2022	March 27, 2021	March 26, 2022	March 27, 2021
Net loss	$(29,903)	$(26,855)	$(52,956)	$(53,058)
Interest income	(15)	(7)	(26)	(14)
Income tax benefit (expense)	—	—	—	—
Depreciation and amortization	1,416	884	2,774	1,825
Unit-based compensation	895	18	1,163	39
Business combination transaction expenses	1,359	—	1,530	—

Adjusted EBITDA	$(26,248)	$(25,960)	$(47,515)	$(51,208)

WAREHOUSE TECHNOLOGIES LLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands)

	March 26, 2022	September 26, 2021
ASSETS
Current assets:
Cash and cash equivalents	$259,044	$156,634
Accounts receivable	28,598	63,370
Inventories	72,339	33,561
Deferred expenses, current	9	489
Prepaid expenses and other current assets	27,315	6,366

Total current assets	387,305	260,420
Property and equipment, at cost	40,346	37,177
Less: Accumulated depreciation	(21,145)	(18,560)

Property and equipment, net	19,201	18,617
Intangible assets, net	944	1,164
Other long-term assets	341	334

Total assets	$407,791	$280,535

LIABILITIES, REDEEMABLE PREFERRED AND COMMON UNITS AND MEMBERS’ DEFICIT
Current liabilities:
Accounts payable	$55,751	$28,018
Accrued expenses	23,382	31,131
Sales tax payable	11,185	18,405
Deferred revenue, current	206,291	259,418

Total current liabilities	296,609	336,972
Deferred revenue, long-term	262,787	216,538
Other long-term liabilities	4,423	3,993

Total liabilities	563,819	557,503

Commitments and contingencies	—	—

Redeemable preferred and common units:
Preferred units, Class B-1, 2 units authorized; 1 unit issued and outstanding at March 26, 2022 and September 25, 2021	238,085	232,278
Preferred units, Class B, 1 unit authorized, issued, and outstanding at March 26, 2022 and September 25, 2021	470,482	459,007
Common units, Class C, 428,571 units authorized, issued, and outstanding at March 26, 2022 and September 25, 2021	168,613	144,975
Members’ deficit:
Common voting units, Class A, 7,071,424 units authorized; 6,444,373 and 5,997,632 units issued and outstanding at March 26, 2022 and September 25, 2021	217,604	16,809
Additional paid-in capital	—	26,999
Accumulated deficit	(1,248,771)	(1,154,944)
Accumulated other comprehensive loss	(2,041)	(2,092)

Total members’ deficit	(1,033,208)	(1,113,228)

Total liabilities, redeemable preferred and common units, and members’ deficit	$407,791	$280,535

WAREHOUSE TECHNOLOGIES LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Changes of Cash Flows

(in thousands)

	For the Six Months Ended

	March 26, 2022	March 27, 2021
Cash flows from operating activities:
Net loss	$(52,956)	$(53,058)
Adjustments to reconcile net loss to net cash provided by (used in) operating
Depreciation and amortization	2,774	1,825
Foreign currency losses	(45)	21
Loss on abandonment of assets	4,098	—
Unit-based compensation	50	40
Changes in operating assets and liabilities:
Accounts receivable	(25,606)	447
Inventories	(38,544)	(2,311)
Prepaid expenses and other current assets	(20,949)	4,479
Deferred expenses	480	(4,385)
Other long-term assets	(19)	(107)
Accounts payable	26,796	1,786
Accrued expenses	(8,764)	(9,094)
Deferred revenue	49,354	124,320
Other long-term liabilities	429	6,655

Net cash and cash equivalents provided by operating activities	(62,902)	70,618

Cash flows from investing activities:
Purchases of property and equipment	(8,560)	(2,562)

Net cash and cash equivalents used in investing activities	(8,560)	(2,562)

Cash flows from financing activities:
Proceeds from issuance of Class A Common Units	173,796	—

Net cash and cash equivalents provided by financing activities	173,796	—

Effect of exchange rate changes on cash and cash equivalents	76	2

Net increase in cash and cash equivalents	102,410	68,058
Cash and cash equivalents – beginning of period	156,634	58,264

Cash and cash equivalents – end of period	$259,044	$126,322

Non-cash financing activities:
Preferred Return, Class B-1	5,807	5,531
Preferred Return, Class B	11,475	10,929

Exhibit 99.2

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